EXHIBIT H

FORM OF LETTER FROM THE COMPANY TO SHAREHOLDERS IN CONNECTION

WITH OVERSUBSCRIPTION OF TENDER OFFER AND MANDATORY REPURCHASES OF SHARES

[    ], 2020

Dear Shareholder:

This letter is to inform you that the most recent quarterly tender offer for SkyBridge G II Fund, LLC (the “Company”) with a Valuation Date of September 30, 2020 (the “Tender Offer”) was oversubscribed. As a result, the Company has received and accepted a pro rata portion of your shares of the Company (“Shares”) that were submitted for repurchase pursuant to your Notice of Intent to Tender. Separately, the Company has determined to mandatorily repurchase the remaining Shares of any investor who sought to tender all of their Shares in the Tender Offer (the “Mandatory Repurchase”). Following the payment of your Tender Offer proceeds and Mandatory Repurchase proceeds, you will be fully withdrawn from the Company.

In connection with the Tender Offer oversubscription, the Company determined to accept an additional two (2%) percent of the Company’s outstanding shares pursuant to the applicable Tender Offer documents. Accordingly, the Company is repurchasing from you in the Tender Offer approximately 90% of your requested repurchase amount, which is a pro rata portion of the Shares you tendered for repurchase (measured in accordance with the increased tender amount). The Valuation Date for the Tender Offer is September 30, 2020.

Additionally, the Mandatory Repurchase will be effected at the Company’s net asset value as of the same valuation date of September 30, 2020. You will receive your proceeds from the Mandatory Repurchase on the same payment date you receive your Tender Offer proceeds, resulting in your complete withdrawal from the Company as of such date. The Company does not expect to have any senior securities (as that term is contemplated under the Investment Company Act of 1940, as amended) outstanding as of the date of the repurchase.

Should you have any questions, please feel free to contact BNY Mellon Investment Servicing, the Company’s agent for this purpose, at (855) 631-5474. You may also direct questions to your financial consultant.

Sincerely,

SkyBridge G II Fund, LLC